UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Meda AB

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mylan N.V.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Dr. Jörg-Thomas Dierks, CEO

Box 906

SE-170 09 Solna, Sweden

Telephone: +46 8 630 19 00

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Joseph F. Haggerty

Corporate Secretary

Mylan N.V.

c/o Mylan Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

Tel: (724) 514-1800

and

Bradley L. Wideman, Esq. Vice President, Associate General Counsel, Securities and Assistant Secretary Mylan N.V. c/o Mylan Inc. 1000 Mylan Boulevard Canonsburg, Pennsylvania 15317 (724) 514-1800	Mark I. Greene, Esq. Thomas E. Dunn, Esq. Aaron M. Gruber, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

June 17, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)

Exhibit No.	Description

99.1	Letter to Directly Registered Meda Shareholders, sent on July 20, 2016.
99.2	English Translation of Supplement to Swedish Offer Document, published on July 21, 2016.
99.3	Supplement to EU Prospectus, published on July 21, 2016.

(b) Not applicable

Item 2.   Informational Legends

The below legend was included in each of the documents furnished as exhibits hereto:

“Special notice to shareholders in the United States

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Certain financial statements included or incorporated by reference in the document, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since Meda is incorporated in Sweden and Mylan is incorporated in the Netherlands, and some or all of their respective officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Investors should be aware that Mylan may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.”

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.
(2)	Not applicable.
(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MYLAN N.V.

By:	/s/ Kenneth S. Parks
Name: Kenneth S. Parks
Title: Chief Financial Officer

Date: July 21, 2016